13014311

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 66064

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pariter Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 4 2013
05 REGISTRATIONS BRANCH

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Kevane
Grant Thornton

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to the Entity's SIPC Assessment Reconciliation

Pariter Securities, LLC

For the Year Ended December 31, 2012

Kevane
Grant Thornton

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Kevane Grant Thornton LLP
33 Calle Bolivia
Ste 400
San Juan, Puerto Rico 00917-2013

T +1 787 754 1915
F +1 787 751 1284
www.kevane.com

To the Member and Board of Directors of Pariter Securities, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by **Pariter Securities, LLC** (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries.

   The Company made the following general assessment payments, as reported in Form SIPC-7 as of December 31, 2012:

Check Number	Check Date	Check Amount	Bank Clearing Date	
339	8/10/2010	$ 507.00	8/18/2010	overpayment prior yrs.
1314	8/3/2012	$ 688.05	8/7/2012	
1054	1/22/2013	$ 740.00	*	

   * check has not been collected/cleared by the bank as of the date of this report.

   We found no exceptions as a result of the procedure.

2. Compared the total amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC – 7 for the year ended December 31, 2012.

Audited Form X-17A-5	Total Revenues Form SIPC-7 12/31/2012	Difference
$ 1,156,067	$ 1,159,763	$ (3,696)

Amount included in the SPIC-7 as revenue was different than amount per Form X-17A-5.

3. Compared any adjustments reported in Form SIPC-7 with the internal Company's trial balance (general ledger) for the year ended December 31, 2012

Adjustments per Form SIPC-7 line 2c	Amount
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the busioness of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security future products.	$ 188,504
Clearing fees	$ 122,754
40% of margin interest earned on customers securities accounts	$ 82,958

There was a difference found:

Audited general ledger	Total Deduction Form SIPC-7 Line 2c. (1)	Difference
$ 188,504	$ 176,504	$ 12,000

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the General Assessment Payment Form (SIPC-6) for the year ended December 31, 2012.

   We found no exceptions as a result of these procedures.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed.

   The overpayment shown was applied in form SIPC -6 of 7/23/2012. Check that correspond the overpayment stated above is: number 339 from 8/10/2010 for $507. No exceptions noted.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

San Juan, Puerto Rico
February 27, 2013.

Kevane Grant Thornton LLP